UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 31, 2023, Waldencast plc (the “Company”) received written notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s non-compliance with the filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) as of October 30, 2023, the Staff had determined to delist the Company’s securities from Nasdaq unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”).

The Company plans to timely request a hearing before the Panel pursuant to the procedures set forth in the Nasdaq Listing Rules. The Listing Rules also provide that such request will stay any suspension or delisting action for 22 days from the date of the Nasdaq notification. Further, the Listing Rules provide that, in its hearing request, the Company may request that the stay remain in effect through the hearing and the expiration of any additional extension period granted by the Panel following the hearing. Accordingly, the Company intends to make such an extended stay request. If granted, the Company’s securities will continue to be listed and trade on The Nasdaq Capital Market under the symbols “WALD” and “WALDW,” respectively, for the stay period granted by the Panel.

The Company is diligently working to complete and file the Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”), with the Securities and Exchange Commission (the “SEC”) as soon as practicable. There can be no assurance, however, that the Company’s requests for a further stay of any suspension action by Nasdaq and the continued listing of its securities will be granted by the Panel, or that the Company will be able to evidence compliance with all applicable requirements for continued listing on The Nasdaq Capital Market should the Panel grant the Company an extension to do so.

The receipt of the Notice does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

On November 6, 2023, the Company issued a press release announcing its receipt of the Staff’s determination. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s plans to appeal the Staff’s determination to delist and to request a hearing before the Panel and a further stay of any suspension action pending the ultimate outcome of the hearing process; the Company’s ability to evidence compliance with all applicable requirements for continued listing on Nasdaq and file its 2022 Annual Report; and any assumptions underlying any of the foregoing. Words such as “anticipate,“ “believe,“ “continue,“ “could,“ “estimate,“ “expect,“ “intend,“ “may,“ “plan,“ “predict,“ “project,“ “should,“ and “will“ and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: delays in the Audit Committee’s ability to complete its review and the Company’s ability to finalize its 2022 Annual Report in a timely manner; the risk that the Panel does not grant the Company a further stay of any suspension action by Nasdaq or an extended stay of the suspension of trading of the Company’s securities; the risk that the Company is unable to evidence compliance with all applicable requirements for continued listing on Nasdaq should the Panel grant the Company an extension to do so; and other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, dated November 6, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: November 6, 2023	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

4